# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scholar Rock Holding Corporation, CIK 0001727196
CUSIP: 80706P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 Binney Street, 3rd Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,311,092; sole dispositive power 0; shared dispositive power 4,311,092; aggregate amount beneficially owned 4,311,092 (3.6% of the class)
  Comment: The information in Item 4 relating to the shares of the Issuer's common stock, par value $0.001 per share ("Common Stock"), that are or may be deemed beneficially owned by Redmile Group, LLC and the calculation of the percent of such class of securities is incorporated herein by reference.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,311,092; sole dispositive power 0; shared dispositive power 4,311,092; aggregate amount beneficially owned 4,311,092 (3.6% of the class)
  Comment: The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy C. Green and the calculation of the percent of such class of securities is incorporated herein by reference.
- RedCo II Master Fund, L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Scholar Rock Holding Corporation
Address of issuer's principal executive offices: 301 Binney Street, 3rd Floor, Cambridge, MA 02142

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
RedCo II Master Fund, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Master Fund, L.P.
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
RedCo II Master Fund, L.P.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 4,311,092 (1)
Jeremy C. Green - 4,311,092 (1)
RedCo II Master Fund, L.P. - 0
Percent of class:
Redmile Group, LLC - 3.6% (2)
Jeremy C. Green - 3.6% (2)
RedCo II Master Fund, L.P. - 0.0%
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 4,311,092 (1)
Jeremy C. Green - 4,311,092 (1)
RedCo II Master Fund, L.P. - 0
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 4,311,092 (1)
Jeremy C. Green - 4,311,092 (1)
RedCo II Master Fund, L.P. - 0

(1) Redmile Group, LLC's ("Redmile") and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of 4,311,092 shares of Common Stock. All of such shares of Common Stock are directly owned by certain investment vehicles for which Redmile is the investment manager (the "Redmile Funds"). Redmile may be deemed to beneficially own these securities in its capacity as their investment manager with discretion to vote and dispose of all shares of Common Stock held by the Redmile Funds. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any.

(2) Percentage for Redmile and Jeremy Green based on 119,828,338 shares of Common Stock outstanding as of May 4, 2026, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2026 filed with the SEC on May 7, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (08/14/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (08/14/2026)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo II (GP), LLC, general partner of RedCo II Master Fund, L.P. (08/14/2026)